Management's Discussion and Analysis

For the three months ended March 31, 2020

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three months ended March 31, 2020 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2020. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 12, 2020, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Description of the Business

Osisko Gold Royalties Ltd is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company owns a North American focused portfolio of 137 royalty, stream and offtake interests, including its cornerstone asset, a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. Furthermore, the Company owns the Cariboo gold project in Canada and invests in equities of exploration and development companies.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where the Company feels it is uniquely positioned to create value and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - First Quarter of 2020

  Gold equivalent ounces ("GEOs1") earned of 18,159 (compared to 19,753 GEOs in Q1 20192);
  Revenues from royalties and streams of $37.8 million (compared to $33.5 million in Q1 2019);
  Cash flows provided by operating activities of $23.8 million (compared to $24.8 million in Q1 2019);
  Net loss of $13.3 million, $0.09 per basic share (compared to $26.5 million, $0.17 per basic share in Q1 2019), reflecting an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream;
  Adjusted earnings3 of $7.5 million, $0.05 per basic share3 (compared to $5.8 million, $0.04 per basic share in Q1 2019);
  Withdrew the 2020 production guidance as a result of the uncertainties related to the COVID-19 pandemic impact;
  Mining activities were affected by the COVID-19 pandemic, including our cornerstone asset, the Canadian Malartic mine, which was placed on care and maintenance from March 24 to April 15;
  Acquired for cancellation 429,722 common shares for $3.9 million (average acquisition cost of $9.15 per share); and
  Declared a quarterly dividend of $0.05 per common share paid on April 15, 2020 to shareholders of record as of the close of business on March 31, 2020.

Highlights - Subsequent to March 31, 2020

  Closed a non-brokered private placement of $85.0 million with Investissement Québec;
  Improved its silver stream on the Gibraltar mine by investing $8.5 million to reduce the transfer price from US$2.75 per ounce of silver to zero; and
  Declared a quarterly dividend of $0.05 per common share payable on July 15, 2020 to shareholders of record as of the close of business on June 30, 2020.

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2 Three months ended March 31, 2019 or first quarter of 2019 ("Q1 2019").

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties have announced temporary operational restrictions due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates. As part of the contingency plan developed by the Company, it has closed its offices in March and provided employees with adequate equipment to allow them to safely work remotely from home. The Company has also suspended non-essential travels for all employees as well as non-essential work at its Cariboo gold project, including exploration and development activities.

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko's producing royalty, stream and other interests:

	Three months ended March 31,
	2020	2019
Gold
Canadian Malartic royalty	6,696	8,155
Éléonore royalty	1,776	2,151
Seabee royalty	706	877
Eagle Gold royalty(i)	612	-
Island Gold royalty	535	470
Pan royalty	490	484
Matilda stream	245	274
Lamaque royalty(ii)	172	219
Brucejack offtake(iii)	-	310
Vezza royalty(iv)	-	229
Other	216	342
	11,448	13,511
Silver
Mantos stream	2,313	1,333
Sasa stream	981	1,076
Gibraltar stream	474	533
Canadian Malartic royalty	110	122
Other	320	83
	4,198	3,147
Diamonds
Renard stream	1,914	2,610
Other	21	43
	1,935	2,653
Other metals
Kwale royalty	571	435
Other	7	7
	578	442

Total GEOs	18,159	19,753

(i) The Company received its first royalty from the Eagle Gold mine in October 2019.

(ii) The Lamaque royalty was reduced from 1.7% to 0.85% in July 2019 following the buy-back of 50% of the royalty by the operator.

(iii) The Brucejack offtake was sold on September 15, 2019.

(iv) The Vezza mine has ceased its operations in 2019.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

GEOs by Product

The following table details the gold and silver ounces and the diamond carats attributable to Osisko for its main producing royalty, stream and other interests:

	Three months ended March 31,
	2020	2019

Royalties and streams - Gold (in ounces)

Canadian Malartic royalty	6,696	8,155
Éléonore royalty	1,776	2,151
Seabee royalty	706	877
Eagle Gold royalty(i)	612	-
Island Gold royalty	535	470
Matilda stream	245	274
Vezza royalty(ii)	-	229

Royalties and streams - Silver (in ounces)

Mantos stream	216,565	111,653
Sasa stream	91,890	90,105
Gibraltar stream	44,367	44,649
Canadian Malartic royalty	10,296	10,251

Streams - Diamonds (in carats)

Renard stream(iii)	44,074	41,233

(i) The Company received its first royalty from the Eagle Gold mine in October 2019.

(ii) The Vezza mine has ceased its operations in 2019.

(iii) Including the incidental carats sold outside of the run of mine sales.

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2020	2019

Gold(i)	$1,583	$1,304
Silver(ii)	$16.90	$15.57

Exchange rate (US$/Can$)(iii)	1.3449	1.3295

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

Osisko owns a portfolio of 137 royalties, streams and offtakes assets, as well as 38 royalty options. The portfolio consists of 124 royalties, 9 streams and 4 offtakes. Currently, the Company has 16 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	11	5	1	17
Development (construction)	6	4	2	12
Exploration and evaluation	107	-	1	108
	124	9	4	137

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Eagle Gold(i)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold	Alamos Gold Inc.	1.38-2.55% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico
Lamaque South	Eldorado Gold Corporation	0.85% NSR royalty	Au	Canada

Outside of North America
Mantos Blancos	Mantos Copper S.A.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iii)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil
Matilda	Blackham Resources Limited	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Amulsar(iv)	Lydian International Ltd.	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian International Ltd.	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag streams	Au, Ag	USA
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	3% NSR royalty(v)	Ag, Cu	USA
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA
Marban	O3 Mining Inc.	0.425% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

(i) The Eagle Gold mine poured its first gold bar in September 2019 and the Company received its first royalty in October 2019.

(ii) Osisko became a 35.1% shareholder of the entity holding the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine). In April 2020, the mine was placed on care and maintenance for an indefinite period of time, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19.

(iii) Gross revenue royalty ("GRR").

(iv) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act.

(v) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(vi) The 4% NSR royalty held by Osisko on the Cariboo gold project is not presented as Osisko is now the owner of the project following the acquisition of Barkerville Gold Mines Ltd. ("Barkerville") on November 21, 2019.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Producing Assets

NORTH AMERICA
GIBRALTAR
75% Ag Stream
SEABEE
3% NSR
ÉLÉONORE
2-3.5% NSR
RENARD
9.6% Diamond Stream
EAGLE
5% NSR
LAMAQUE
0.85% NSR
BALD MOUNTAIN
1-4% NSR
CANADIAN MALARTIC
5% NSR
PAN MINE
4% NSR
PARRAL
100% Au, Ag Offtake
ISLAND GOLD
1.38-2.55% NSR
SOUTH AMERICA
MANTOS
100% Ag Stream
BRAUNA
1% GRR
OTHERS
- SASA 100% Ag Stream
- KWALE 1.5% GRR
- MATILDA 1.65% Au Stream

Geographical Distribution of Assets

104
6
3
2
9
13

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). Canadian Malartic is Canada's largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South and East Gouldie zones, which are underground deposits located below and adjacent to the Canadian Malartic mine.

Update on operations

On February 13, 2020, Agnico Eagle provided a forecast for Canadian Malartic of 660,000 ounces of gold in 2020 (including 15,500 gold ounces related to the Barnat pit), 690,000-710,000 in 2021 and 650,000-670,000 in 2022. On April 30, 2020, Yamana provided an updated guidance for Canadian Malartic for 2020 of 550,000 ounces of gold which takes into account the COVID-19 shutdown impact and subsequent ramp-up activities.

On March 24, 2020, operations at the Canadian Malartic mine were placed on care and maintenance following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak.

On April 14, 2020, following the announcement by the Government of Québec to add mining operations to the list of priority activities and services that are permitted to operate, Agnico Eagle announced that mining activities would gradually resume at the Canadian Malartic mine. Health, hygiene and physical distancing measures would be implemented to meet or exceed the requirements of the Government of Québec, including the Québec department of Public Health and the Province's Committee on Standards, Equity, and Occupational Safety (CNESST).  Agnico Eagle expects that exploration activities will remain suspended until May 4, 2020.

Agnico reported that gold production in the first quarter of 2020 decreased to 129,526 ounces when compared to the prior-year period of 167,340 ounces primarily due to lower grades resulting from less flexibility in the mining sequence as a result of increased remote mining activity and the temporary suspension of operations ordered by the Government of Québec on March 23, 2020. This resulted in lower volumes of higher grade ore being mined from the pit and additional draw down of lower grade stockpiles. Pre-commercial production in the first quarter of 2020 from the Barnat deposit was 2,974 ounces of gold (included in the gold production of 129,526 ounces above). Mining operations at Canadian Malartic progressively restarted on April 15, 2020 after the Government of Québec permitted mining activities to resume. Milling activities resumed on April 17, 2020. Mill throughput since April 22, 2020 has been at 60,000 tonnes per day with gold grades ranging from 0.65 to 0.70 g/t as low grade stockpile is being processed along with run-of-mine ore. As full mining activities ramp up, the mill is expected to return to budgeted grades by June 2020.

The Partnership is evaluating the current maintenance schedule to utilize a lower number of workers due to COVID-19 measures. This could result in several smaller staged maintenance shutdowns in the second quarter of 2020. A ten-day scheduled shutdown in June has been accounted for in the revised guidance to consider these new hygiene procedures.

Agnico also announced that during the first quarter of 2020, mining activities at the Barnat deposit continued to progress as planned. Overburden stripping is on schedule and the first crown pillar was blasted in March 2020. Mining activities at the Barnat deposit are expected to continue to ramp up during 2020.

Agnico also reported a first inferred mineral resource of 2.8 million ounces of gold at the East Gouldie zone (25.6 million tonnes grading 3.34 g/t gold) at December 31, 2019. At East Malartic, inferred mineral resources of 2.4 million ounces of gold were added with the inclusion of deeper portions of the deposit between 1,000 metres and 1,800 metres depth, increasing total inferred mineral resources at East Malartic to 5.2 million ounces of gold (78.8 million tonnes grading 2.05 g/t gold). At the Canadian Malartic mine, the Partnership is expected to spend $15.0 million for 90,000 metres of exploration and conversion drilling primarily focused on declaring new inferred mineral resources at the East Gouldie zone and infilling the current inferred mineral resources in the zone to convert them into indicated mineral resources by year-end 2020. In addition to the drilling at East Gouldie, the Partnership is planning to spend another $10.0 million on 22,000 metres of exploration drilling to test other regional targets at Canadian Malartic and on studies.

The substantial increases in mineral resources, particularly at the East Gouldie and East Malartic zones, have the potential to eventually replace mineral reserves currently being mined from the Canadian Malartic pit. The Partnership continues to evaluate the Odyssey project with consideration being given to potential new development synergies between the various zones at East Gouldie, Odyssey, East Malartic and Canadian Malartic. Subject to a positive development decision, initial production could potentially start in 2023. The Partnership is evaluating scenarios to optimize the project.

For more information, refer to Agnico's press release dated February 13, 2020 entitled "Agnico Eagle Reports Fourth Quarter And Full Year 2019 Results - Record Annual And Quarterly Gold Production; Production Guidance Outlines 18% Growth Through 2022 With Declining Unit Costs In 2021 And 2022; Pipeline Projects Continue To Advance; Quarterly Dividend Increased", Agnico's press release dated March 24, 2020 entitled "Agnico Eagle Provides Further Update on Québec and Nunavut Operations", Agnico Eagle's press release dated April 14, 2020 entitled "Agnico Eagle Provides Update on Resumption of Operations in Québec", Agnico Eagle's press release dated April 30, 2020 entitled "Agnico Eagle Reports First Quarter 2020 Results; New 2020 Production And Unit Cost Guidance Issued To Reflect Impact Of Covid-19 Temporary Shutdowns At Seven Of Eight Mines; Restart And Ramp Up Activities Have Begun At The Five Canadian Mines Positioning Business For Strong Second Half Of 2020", and Yamana's press release dated April 30, 2020 entitled "Yamana Gold Provides Revised 2020 Production Outlook", all filed on www.sedar.com.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives an NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 2, 2019, Newmont provided 2020 guidance on the Éléonore mine of 355,000 ounces of gold. On March 23, 2020, Newmont withdrew its 2020 guidance as a result of the COVID-19 pandemic. Newmont reported gold production at the Éléonore mine of 61,000 ounces in the first quarter of 2020. Production was impacted negatively due to rehabilitation of ground support in the mine and COVID-19 impacts.

On March 23, 2020, the Éléonore operations were temporarily halted as the operations were placed on care and maintenance due to the Government of Québec's restriction on non-essential businesses in response to the COVID-19 pandemic. On May 5, 2020, Newmont reported that it was in the process of ramping up operations at the Éléonore mine.

On February 13, 2020, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. Proven and probable gold mineral reserves and resources were reduced by approximately 50% compared to the last update (June 30, 2018) by Goldcorp Inc., after depletion. Proven and probable gold mineral reserves as of December 31, 2019 totaled 1.3 million ounces (7.4 million tonnes grading 5.31 g/t Au). Measured and indicated gold mineral resources as of December 31, 2019 were estimated at 0.4 million ounces (2.8 million tonnes grading 4.55 g/t Au). Inferred gold mineral resources as of December 31, 2019 were estimated at 0.6 million ounces (3.4 million tonnes grading 5.21 g/t Au).

For additional information, please refer to Newmont's press release dated December 2, 2019 entitled "Newmont Provides 2020 and Longer-term Outlook" and Newmont press release dated February 13, 2020 entitled "Newmont Reports 2019 Gold Mineral Reserves of 100 Million Ounces, Largest in Company History ", Newmont's press release dated March 23, 2020 entitled "Newmont Implements Additional Controls to Further Protect Workforce, Neighboring Communities", and Newmont's press release dated May 5, 2020 entitled "Newmont Announces Solid First Quarter 2020 Results", all filed on www.sedar.com.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway announced in April that it has decided to keep the mine on care and maintenance for the time being, given the structural challenges still affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. We expect that Stornoway will seek to restart operations once favorable market conditions return.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

For additional information, please refer to Stornoway's press release dated April 14, 2020 entitled "Stornoway Extends Care and Maintenance Period at Renard Diamond Mine", available on www.stornowaydiamonds.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada, approximately 375 kilometres north of the capital city of Whitehorse, and approximately 85 kilometres from the town of Mayo. The property is accessible by road year-round, and is linked to Yukon Energy's electrical grid. The property covers an area of approximately 555 km2 and is the site of the company's Eagle Gold deposit. The Eagle Gold mine poured its first gold on September 18, 2019. The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a new Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine to be delivered to the Royal Canadian Mint for refining and Osisko received its first delivery under the royalty agreement in October 2019.

Update on operations

On April 7, 2020, Victoria announced that its first quarter operations were in line with planned production rates for 2020. The company mentioned that operational ramp-up was proceeding well and gold production would increase substantially over the coming months as more ore is put under leach. Victoria continues to expect to achieve commercial production late in the second quarter or early in the third quarter. Gold production in the first quarter of 2020 reached 10,608 ounces and silver production reached 2,040 ounces. Victoria also announced that it had instituted strict prevention measures to protect its workforce and the local communities of the Yukon, which have, in part, enabled the Eagle Gold mine operations to continue while strongly mitigating the risk of COVID-19.

For additional information, please refer to Victoria's press release dated April 7, 2020 entitled "Victoria Provides Covid-19 And Operational Update", filed on www.sedar.com.

Mantos Blancos Stream (Mantos Copper S.A.)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper S.A. ("Mantos"), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (1.6 million ounces have been delivered at March 31, 2020), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko.

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the first quarter of 2020 (205,375 ounces of payable silver) was lower than the fourth quarter of 2019 (248,893 ounces of payable silver), due to lower material milled and lower recovery (80.1% vs 81.8%). The lower throughput was primarily driven by a failure of a mill motor, which reduced throughput in the concentrator for a period of three weeks.

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") continued with detailed engineering, procurement and construction underway. The project progress was somewhat impacted by the civil unrest situation in Chile during the fourth quarter of 2019, and the impact of COVID-19 during the first quarter of 2020.

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Update on operations

On April 9, 2020, Central Asia reported sales of 91,598 ounces of payable silver in the first quarter of 2020 compared to 91,671 ounces in the fourth quarter of 2019.

For more information on the Sasa mine, refer to Central Asia's press release dated April 9, 2020, entitled "Q1 2020 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On April 14, 2020, SSR Mining reported that the Seabee gold operations produced a record 29,521 ounces of gold in the first quarter of 2020, a 34% increase from the fourth quarter of 2019, largely due to higher gold mill feed grade. Gold sales totaled 27,714 ounces for the first quarter.

The mill achieved an average throughput of 981 tonnes per day over the first quarter, a 3% increase compared to the previous quarter due to increased mill feed from the Santoy mine. Mill throughput in January and February exceeded 1,050 tonnes per day, while March performance was impacted by the suspension of operations near the end of the month. Gold mill feed grade for the quarter was 10.34 g/t, 31% higher compared to the fourth quarter of 2019 due to the mining of higher-grade stopes as planned. Gold recovery for the first quarter was 98.1%.

On March 25, 2020, SSR Mining announced that its Seabee operation was undertaking a voluntary suspension of operations due to the threat of the COVID-19 virus. Seabee was placed into temporary care and maintenance until April 30, 2020. SSR Mining will continue to assess public health and government circumstances to determine whether to restart Seabee or extend the care and maintenance period.

SSR Mining's guidance for gold production at Seabee in 2020 was estimated between 110,000 to 120,000 ounces, prior to the mine being put on care and maintenance. Exploration expenditures at Seabee were estimated to total $12.0 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019. The Fisher property is not covered by this royalty.

For more information, refer to SSR Mining's press release dated January 15, 2020 entitled SSR Mining Reports Fourth Quarter 2019 and Full Year 2019 Production Results and 2020 Operating Guidance", SSR Mining's press release dated March 25, 2020 entitled "SSR Mining Announces Temporary Suspension of Seabee Gold Operation" and SSR Mining's press release dated April 14, 2020 entitled "SSR Mining Reports First Quarter 2020 Production Results", all filed on www.sedar.com.

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross revenue royalty on the rutile, ilmenite and zircon produced from the Kwale mine (Central and South Dunes orebodies), operated by Base Resources Limited ("Base Resources") and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

On April 16, 2020, Base Resources reported highlights of its March 2020 quarter operations.  Mining operations continued steadily on the South Dune orebody with mined tonnage of 4.3 million tonnes, lower than the last quarter's 4.6 million tonnes. Productivity was impacted by lower face heights and reduced water pressures as some hydro mining guns approached the end of the current mining blocks and the distance from the pumping stations increased. As hydraulic mining units are re-located to new mining blocks during the coming quarter, productivity is expected to improve. Mined grade moderated during the quarter from 4.2% to 3.9% heavy mineral as expected. Production in the first quarter reached 105,035 tonnes of ilmenite, 23,683 tonnes of rutile and 9,163 tonnes of zircon.

Base Resources reported increased production guidance for financial year ending June 30, 2020, now estimated to 335,000-355,000 tonnes of ilmenite, 75,000-81,000 tonnes of rutile and 29,000-32,000 tonnes of zircon.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

For more information on the Kwale mine, refer to Base Resources' quarterly activities report dated April 16, 2020 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada. As of March 31, 2020, a total of 0.5 million ounces of silver have been delivered under the stream agreement.

On April 29, 2020, Osisko announced that it had invested an additional $8.5 million to amend the silver stream to reduce the transfer price from US$2.75 per ounce of silver to nil. The amendment is effective for ounces deliverable after April 25, 2020.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

On December 11, 2019, Alamos provided its 2020 guidance for Island Gold of 130,000 to 145,000 ounces of gold compared to the updated 2019 guidance of 135,000 to 145,000 gold ounces. Due to COVID-19, operations were suspended on March 25, 2020 given the unique set up of the operation with a large portion of the workforce operating on a fly-in, fly-out basis and being housed within a camp located directly within the local community. A number of essential employees remained on site to provide security, water management and other environmental protection activities. Alamos expects to begin a phased restart of the operations in early May 2020. Alamos withdrew its 2020 guidance on April 2, 2020.

On April 29, 2020, Alamos reported gold production of 38,800 ounces in the first quarter of 2020 (compared to 35,600 ounces in the first quarter of 2019) and achieved record underground mining rates of 1,240 tonnes per day, a 14% improvement over the prior year period.

Alamos reported that the Phase III expansion study at Island Gold is scheduled to be completed by mid-2020. Alamos expects this study will showcase Island Gold as a larger, more profitable, long-life operation.

The surface and underground exploration program at Island Gold continued through most of the first quarter but was temporarily suspended. The 2020 program is focused on continuing to define new near mine mineral resources across the two-kilometre long Island Gold Main Zone which remains open laterally and down-plunge across multiple areas of focus.

On February 18, 2020, Alamos reported that mineral reserves and resources increased at Island Gold by a combined 921,000 ounces of gold, net of mining depletion, including a 21% increase in proven and probable mineral reserves to 1.22 million ounces (3.6 million tonnes grading 10.37 g/t Au), a 46% increase in inferred mineral resources to 2.30 million ounces (5.4 million tonnes grading 13.26 g/t Au) with grades also increasing 13% reflecting higher grade additions in Island East.

For more information, refer to Alamos' press release dated December 11, 2019 entitled "Alamos Gold Provides 2020 Production and Operating Guidance", Alamos' press release dated February 18, 2020 entitled "Alamos Gold Reports Mineral Reserves And Resources For The Year-Ended 2019", Alamos' press release dated March 24, 2020 entitled "Alamos Gold Announces 14 Day Suspension of Operations at Island Gold and Provides Update on Other COVID-19 Measures", Alamos' press release dated April 2, 2020 entitled "Alamos Gold Provides Update on Mulatos and Island Gold Operations", and Alamos' press release dated April 29, 2020 entitled "Alamos Reports First Quarter 2020 Results", all filed on www.sedar.com.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Amulsar Stream (Lydian International Ltd.)

Osisko, through OBL, owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian International Ltd. ("Lydian") and located in southern Armenia.

Update on corporate activities

In December 2019, Lydian announced that it had applied to the Ontario Superior Court of Justice for protection under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure its business and financial affairs.  The court has extended the protection until June 30, 2020.

Since June 2018, illegal blockades have prevented access to the company's Amulsar project in Armenia. Despite its many public statements that there is no legal basis on which to prevent the company's development of the Amulsar project, the Government of Armenia has failed to remove the illegal blockades.

While under CCAA protection, Lydian intends to continue discussions with its lenders and others, including the Government of Armenia, to seek to maximize the outcome for all stakeholders including the hundreds of employees, contractors and suppliers affected by the ongoing illegal blockades. Lydian also intends to pursue: (a) an end to the illegal actions which have resulted in Lydian's inability to access the Amulsar project; (b) financing and/or sale options for the Amulsar project; and (c) finalizing financing discussions with respect to potential foreign investment arbitration proceedings against the Government of Armenia.

For more information on the CCAA proceedings and the Amulsar project, refer to Lydian's press releases available on their website (www.lydianinternational.co.uk) and filed on www.sedar.com.

Back Forty Stream (Aquila Resources Inc.)

Osisko owns an 18.5% gold stream (to be reduced to 9.25% after the delivery of 105,000 gold ounces) and a 75% silver stream on the Back Forty project, owned by Aquila Resources Inc. ("Aquila"), and located along the mineral-rich Penokean Volcanic Belt in Michigan's Upper Peninsula, USA. Aquila completed a preliminary economic assessment in 2014 that demonstrated strong economics and published results of an open pit feasibility study on August 1, 2018. Aquila has received the four key permits required to commence construction and operations at Back Forty. The company will work to secure additional permits prior to construction, including a dam safety permit in 2020. Gold production is targeted to reach a total of 468,000 ounces over the seven-year mine life, including 135,000 ounces in the first year. The stream agreement includes ongoing transfer payments to Aquila of 30% of the gold spot price (with a maximum of US$600 per ounce) and US$4.00 per ounce of silver.

For more information on the Back Forty project, refer to Aquila's web site (www.aquilaresources.com) and press releases filed on www.sedar.com.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Impairment of assets

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak, and on April 14, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, Stornoway announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, the expected long-term diamond prices per carat, a post-tax real discount rate of 8.1% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco Resources Ltd. ("Falco").

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three months ended March 31, 2020, Osisko acquired equity investments for $9.8 million and disposed of equity investments for $0.3 million, respectively.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at March 31, 2020 (in thousands of dollars):

Investments	Carrying value(i)	Fair value(ii)
	$	$

Associates	102,684	124,411
Other	45,087	45,087
	147,771	169,498

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2020.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at March 31, 2020:

Company	Number of Shares Held	Ownership
		%
Osisko Mining	45,969,569	15.8
Osisko Metals	29,877,397	17.9
Falco	41,385,240	18.3

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and a 1% NSR royalty on other properties held by Osisko Mining. A feasibility study on the Windfall Lake property is expected in 2020.

In February 2020, Osisko Mining announced an updated mineral resource estimate on Windfall Lake, increasing the indicated mineral resource estimate by 60% (added 452,000 ounces) and the inferred mineral resource estimate by 66% (added 1,572,000 ounces). The indicated mineral resources on the Windfall Lake gold project are now estimated at 1,206,000 ounces (4,127,000 tonnes grading 9.1 g/t Au) and inferred mineral resources are estimated at 3,938,000 ounces (14,532,000 tonnes grading 8.4 g/t Au), entirely above 1,200 metres vertical depth.

For more information, refer to Osisko Mining's press release dated February 19, 2020 entitled "Osisko Windfall Updated Mineral Resource Estimate", filed on www.sedar.com.

In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. In October 2018, through the construction of an exploration ramp, Osisko Mining achieved access to Zone 27, wireframe 115, which was selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. In December 2018, Osisko Mining released preliminary results from the first 2,078 tonnes mined. Results from processing 5,500 tonnes mined from Zone 27 bulk sample returned an average grade of 8.53 g/t Au. The bulk sample average grade was 26% higher than predicted by infill drilling on the resource block model. In December 2019, Osisko Mining announced results from processing 5,716 tonnes mined from the Lynx Zone exceeded expectations, returning an average grade of 17.8 g/t Au. For more information, refer to Osisko Mining's press release dated July 17, 2018 entitled: "Osisko Delivers Positive PEA For Windfall Project", Osisko Mining's press release dated June 11, 2019 entitled "Osisko Windfall Zone 27 Bulk Sample Returns 8.53 g/t reconciled" and Osisko Mining's press release dated December 11, 2019 entitled "Osisko Lynx Bulk Sample Returns 17.8g/t Au reconciled head grade, all filed on www.sedar.com.

As at March 31, 2020, the Company holds 45,969,569 common shares representing a 15.8% interest in Osisko Mining (15.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 1.5% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp.

The Pine Point mining camp has an inferred mineral resource of 52.4 million tonnes grading 4.64% zinc and 1.83% lead (6.47% zinc equivalent ("ZnEq"), making it the largest pit-constrained zinc deposit in Canada. Please refer to the NI 43-101 Technical Report entitled "Mineral Resource Estimate Update Pine Point Lead-Zinc Project" dated December 19, 2019 and filed on www.sedar.com for further information. A preliminary economic assessment is expected to be completed and released in the second quarter of 2020.

The Bathurst mining camp has indicated mineral resources of 1.96 million tonnes grading 5.77% zinc, 2.38% lead, 0.22% copper and 68.9 g/t silver (9.00% ZnEq) and inferred mineral resources of 3.85 million tonnes grading 5.34% zinc, 1.49% lead, 0.32% copper and 47.7 g/t silver (7.96% ZnEq) in the Key Anacon and Gilmour South deposits. Please refer to the Technical Report entitled "NI 43-101 Maiden Resource Estimate for the Bathurst Mining Camp, New Brunswick, Canada" dated April 4, 2019 and filed on www.sedar.com for further information.

As at March 31, 2020, the Company holds 29,877,397 common shares representing a 17.9% interest in Osisko Metals (17.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco's press release dated October 16, 2017 and entitled: "Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project" and filed on www.sedar.com.

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco.

On February 22, 2019, Osisko entered into an agreement to provide Falco with a secured senior loan of $10.0 million. The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on December 31, 2020. The loan will be used for the advancement of the Horne 5 Project and for general corporate purposes.

On August 16, 2019, Falco provided an update on the development of the project. As part of the risk assessment for the dewatering phase, Falco has collaborated with its principal neighbor (the "Neighbor"), the owner of the mining concessions, on an initial geotechnical program to gather information and analyze the risks associated with the development of the Horne 5 project. Both parties met in July and agreed to continue collaborating by sharing information and initiate a second phase of geotechnical work which will be conducted by Falco and will include the Quemont area.  The objective is to collect and analyze geotechnical information in order to assess the risks inherent to the eventual dewatering phase of the Horne 5 project and then develop adequate mitigation measures that will protect the integrity of the Neighbor's operation.

In addition to being subject to the applicable legal framework, the development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from its Neighbor is subordinated to the entering into a comprehensive financial guarantee arrangement with the Neighbor in order to provide adequate financial protection to this operation.  Once this condition precedent will be achieved, Falco and its Neighbor will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of the Neighbor's operation, the whole, in accordance with the agreed upon contractual framework.  Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with its Neighbor and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. A comprehensive financial guarantee framework has been submitted to its Neighbor, but needs to be finalized.

For more information, refer to Falco's press release dated August 19, 2019 entitled: "Falco provides Horne 5 project development update" and filed on www.sedar.com.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

On February 11, 2020, Falco announced the acquisition of Golden Queen Mining Consolidated Ltd. ("Golden Queen"), which closed on March 27, 2020. Through this non-cash transaction, Falco gained access to approximately $4.2 million of cash at the closing of the transaction.

For more information, refer to Falco's press release dated March 27, 2020 entitled: "Falco Completes Acquisition of Golden Queen Mining Consolidated" and filed on www.sedar.com.

As at March 31, 2020, the Company holds 41,385,240 common shares representing an 18.3% interest in Falco (19.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in the regions in which it has significant assets;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies in the sustainability areas on projects where Osisko has a direct or indirect interest.

Mining Exploration and Evaluation / Development Activities

Cariboo gold project.

During the three months ended March 31, 2020, investments in mining assets and plant and equipment amounted to $14.9 million, mostly on the Cariboo gold property, including $4.8 million in exploration and evaluation activities.

On November 21, 2019, Osisko acquired the Cariboo gold project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. Osisko plans to advance the Cariboo gold project through its North Spirit Discovery Group platform.

In September 2019, Barkerville filed an independent preliminary economic assessment ("PEA") prepared in accordance with National Instrument 43-101 for its 100% owned Cariboo gold project. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold pre-concentration plant in Wells and gold processing in its existing upgraded Quesnel River mill, for an after-tax internal rate of return of 28%. For more information, refer to Barkerville's NI 43-101 Technical Report dated September 17, 2019 and entitled "Preliminary Economic Assessment of the Cariboo Gold Project", filed on www.sedar.com under Barkerville's profile.

In July 2019, Barkerville filed a mineral resource estimate update for the Cariboo gold project. Measured and indicated mineral resources are estimated at 2.4 million ounces of gold (13.2 million tonnes grading 5.6 g/t Au), a 50% increase from the 2018 resource. Inferred mineral resources are estimated at 1.9 million ounces of gold (12.0 million tonnes grading 5.0 g/t Au). The mineral resource estimate incorporates the Cow and Valley Zones on Cow Mountain, Shaft and Mosquito Creek Zones on Island Mountain and BC Vein and Bonanza Ledge on Barkerville Mountain at a cut-off grade of 3.0 g/t Au. The resource is defined over 6 kilometres of Barkerville's 67-kilometre-long land package. Osisko plans a $10.0 million infill and exploration program in 2020 at Cariboo. For more information, refer to Barkerville's NI 43-101 Technical Report dated July 11, 2019 and entitled "NI 43-101 Technical Report and Mineral Resource Estimate Update for the Cariboo Gold Project, British Columbia, Canada", filed on www.sedar.com under Barkerville's profile.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Over the next two years, Osisko will carry on site activities on the Cariboo gold property, invest in exploration activities (approximately $10.0 million planned in 2020), reclaim certain historical sites and advance technical studies towards a feasibility study. As a result of the COVID-19 pandemic, exploration activities have been temporarily suspended at the Cariboo gold property to ensure the health and security of the employees.

Coulon zinc project

The Coulon zinc project is located in the Middle North of the Province of Québec, Canada, and has a net book value of $10.0 million as at March 31, 2020.

Properties under earn-in agreements (James Bay area)

In 2016, Osisko entered into earn-in agreements with Osisko Mining. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining Inc. ("O3 Mining"), including properties under earn-in agreements with Osisko. As a result of the earn-in agreements, the exploration and evaluation activities had been significantly reduced.

Under the Kan earn-in agreement, Osisko Mining had the option to earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period. The Company received notice from Osisko Mining in the first quarter of 2019 that the threshold had been reached. Therefore, a 100% interest in the Kan property was transferred to Osisko Mining (now held by O3 Mining) and Osisko holds an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Kan property.

Under other earn-in agreements, O3 Mining may earn a 100% interest in most of Osisko's exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon zinc project) upon completing expenditures of $26.0 million over the initial 7-year period; O3 Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over the initial 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 26 properties. During the three months ended March 31, 2020, O3 Mining invested approximately $0.1 million on these properties for a total to date of $6.7 million.

New properties acquired by O3 Mining in a designated area during the remaining of the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

As at March 31, 2020, the net book value of the properties under the earn-in agreements amounted to $31.7 million.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company's quarterly dividend program on November 17, 2014.

The following table provides details on the dividends declared and paid or payable:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000
Year 2019	0.20	n/a	n/a	29,976,000

February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000
May 12, 2020	0.05	June 30, 2020	July 15, 2020	tbd(ii)
Year-to-date 2020	0.10

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on June 30, 2020 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at March 31, 2020, the holders of 24.8 million common shares had elected to participate in the DRIP, representing dividends payable of $1.2 million. During the three months ended March 31, 2020, the Company issued 28,351 common shares under the DRIP, at a discount rate of 3%. On April 15, 2020, 109,944 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 common shares.

During the three months ended March 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB Program for $3.9 million (average acquisition cost of $9.15 per share), of which an amount of $1.0 million was included in accounts payable and accrued liabilities on the consolidated balance sheet at March 31, 2020 (paid in April 2020).

Gold Market and Currency

Gold Market

After surging 18% in 2019, gold extended its rally in 2020 with prices reaching levels not seen since 2013. Prices have posted a major increase closing the first quarter of 2020 at US$1,609 per ounce compared to the last pm fix of the previous year of US$1,515 per ounce.  The average price for the first quarter was US$100 per ounce higher at US$1,583 per ounce compared to US$1,481 per ounce in the fourth quarter of 2019. Gold has started the year on a steady note in January and climbed to a seven-year high of US$1,684 per ounce in February. Gold was up in 2020 mainly driven by the escalating tensions in the Middle East in January and later by growing fears that the spreading COVID-19 will negatively impact the global economy. To counter the negative impacts of COVID-19 with global economies falling into recession, governments and central banks delivered unprecedented amount of stimuli in the financial system of fiscal, monetary and tax policies to limit the damage of the outbreaks of the virus. The increase in the price of gold is not only limited to the U.S. dollar; gold has hit record highs in all major currencies.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2020-Q1	$1,684	$1,474	$1,583	$1,609
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146

In Canadian dollar terms, the average price per ounce of gold averaged $2,129 in the first quarter of 2020, compared to $1,955 in the fourth quarter of 2019 and $1,733 in the first quarter of 2019. The gold price closed the first quarter of 2020 at $2,283 per ounce, $316 higher than December 31, 2019.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Currency

The Canadian dollar has come under heavy pressure and investors looked for safety into U.S. dollar denominated assets. The depreciation of the Canadian dollar has coincided with the global economic deterioration and the sharp decline in oil prices. The Canadian dollar hit a four-year low against the U.S. dollar and was very volatile in late February and in March. The dollar had a loss in value of 8% compared to the beginning of the year but stabilized at the end of the first quarter. The dollar traded between a range of 1.2970 and 1.4496 to close at 1.4187 on March 31, 2020. The Canadian dollar averaged 1.3449 in the first quarter of 2020 compared to 1.3200 in the fourth quarter of 2019.

The Bank of Canada has taken proactive measures in light of the negative effects to Canada's economy arising from the COVID-19 pandemic and the recent drop in oil prices. The Bank of Canada lowered its target for the overnight rate by 150 points in just 23 days in March bringing it to an historic low of 0.25%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2020-Q1	1.4496	1.2970	1.3449	1.4187
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2020	2019
	$	$

Revenues	52,605	100,726
Cash margin(2)	35,322	30,622
Gross profit	21,622	18,246

Impairment of asset	(26,300)	(38,900)

Operating loss	(12,142)	(28,326)
Net loss	(13,318)	(26,549)
Net loss per share - basic and diluted(3)	(0.09)	(0.17)

Total assets	2,016,189	2,160,816
Total long-term debt	423,499	324,355

Average selling price of gold (per ounce sold)
In C$(4)	2,125	1,731
In US$	1,581	1,302

Operating cash flows	23,800	24,750

Dividend per common share	0.05	0.05

Weighted average shares outstanding (in thousands)
Basic and diluted(3)	155,374	155,059

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) As a result of the net loss, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(4) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Overview of Financial Results

Financial Summary - First quarter of 2020

  Revenues from royalties and streams of $37.8 million ($52.6 million including offtakes) compared to $33.5 million ($100.7 million including offtakes) in Q1 2019;
  Gross profit of $21.6 million compared to $18.2 million in Q1 2019;
  Impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream, compared to $38.9 million ($28.6 million, net of income taxes) in Q1 2019;
  Operating loss of $12.1 million compared to $28.3 million in Q1 2019;
  Net loss of $13.3 million or $0.09 per basic and diluted share, compared to $26.5 million or $0.17 per basic and diluted share in Q1 2019;
  Adjusted earnings1 of $7.5 million or $0.05 per basic share1 compared to $5.8 million or $0.04 per basic share in Q1 2019; and
  Cash flows provided by operating activities of $23.8 million compared to $24.8 million in Q1 2019.

Revenues from royalties and streams increased by $4.3 million in the first quarter of 2020 compared to the first quarter of 2019 as a result of higher gold and silver prices. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $21.6 million in the first quarter of 2020 compared to $18.2 million in the first quarter of 2019. The increase is mainly due to the increase in the gold and silver prices in 2020, which increased the cash margins. Depletion expense increased by $1.3 million mainly as a result of the mix of sales in the first quarter of 2020 compared to the corresponding period in 2019, as well as the impact on depletion of the impairment charges on royalty, stream and other interests recognized in 2019.

In the first quarter of 2020, the Company incurred an operating loss as a result of an impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes). In the first quarter of 2019, the Company incurred an operating loss as a result of an impairment charge on the Renard diamond stream of $38.9 million ($28.6 million, net of income taxes). Excluding the impairment charges, operating income would have been $14.2 million in 2020 compared to $10.6 million in 2019. The increase in operating income in the first quarter of 2020 of $3.6 million (excluding the impairment charges) is mainly the result of a higher gold price, which generated a higher gross margin. General and administrative ("G&A") expenses increased slightly in the first quarter of 2020 to $6.3 million compared to $5.9 million in the first quarter of 2019. Business development expenses decreased to $1.1 million in the first quarter of 2020 compared to $1.7 million in the first quarter of 2019, mainly as a result of lower 2019 bonuses, which were paid in 2020, lower professional fees and the departure of an officer at the end of 2019.

During the first quarter of 2020, the Company incurred a net loss of $13.3 million compared to a net loss of $26.5 million in the first quarter of 2019. The variance is mainly due to the lower operating loss in the first quarter of 2020, partially offset by a lower income tax recovery. Excluding the impact of the impairment charges (net of income taxes), net earnings would have been $6.0 million in the first quarter of 2020, compared to $2.0 million in the first quarter of 2019.

Adjusted earnings1 were $7.5 million in the first quarter of 2020 compared to $5.8 million in the first quarter of 2019. The increase was mainly the result of a higher gross profit, partially offset by higher finance costs.

Net cash flows provided by operating activities in the first quarter of 2020 was $23.8 million compared to $24.8 million in the first quarter of 2019. Before changes in non-cash working capital items, cash flows from operating activities were $27.9 million in the first quarter of 2020 compared to $22.6 million in the first quarter of 2019, mainly as a result of the higher cash margin. The non-cash working capital items were negatively affected by the payment of severance fees accrued in 2019 and delays in collecting sales taxes from government authorities.

1 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Consolidated Statements of Loss

The following table presents summarized consolidated statements of loss for the three months ended March 31, 2020 and 2019 (in thousands of dollars, except amounts per share):

		2020	2019
		$	$

Revenues	(a)	52,605	100,726

Cost of sales	(b)	(17,283)	(70,104)
Depletion of royalty, stream and other interests	(c)	(13,700)	(12,376)

Gross profit	(d)	21,622	18,246

Other operating expenses
General and administrative	(e)	(6,284)	(5,901)
Business development	(f)	(1,138)	(1,738)
Exploration and evaluation		(42)	(33)
Impairment of assets	(g)	(26,300)	(38,900)

Operating loss		(12,142)	(28,326)

Other expenses, net	(h)	(4,502)	(7,493)

Loss before income taxes		(16,644)	(35,819)

Income tax recovery	(i)	3,326	9,270

Net loss		(13,318)	(26,549)

Net loss per share
Basic and diluted		(0.09)	(0.17)

(a) Revenues are comprised of the following:

	Three months ended March 31,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,125	13,463	28,602	1,731	48,235	83,497
Silver sold	22	756,151	16,958	21	496,110	10,174
Diamonds sold(i)	92	44,074	4,073	110	41,233	4,524
Other (paid in cash)	-	-	2,972	-	-	2,351
			52,605			100,726

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $92 (US$66) per carat in the first quarter of 2020 ($110 (US$83) in the first quarter of 2019). The average selling price includes 8,385 incidental carats sold outside of the run of mine sales at an average price of $19 (US$13) per carat in the first quarter of 2020 (6,538 incidental carats at an average price of $20 (US$15) per carat in the first quarter of 2019). Excluding the incidental carats, 35,690 carats were sold at an average price of $110 (US$78) per carat in the first quarter of 2020 (34,695 carats at an average price of $127 (US$95) per carat in the first quarter of 2019).

The decrease in gold ounces sold in the first quarter of 2020 is mainly the result of the sale of the Brucejack offtake on September 15, 2019. The increase in silver ounces sold in the first quarter of 2020 is mainly the result of higher silver ounces acquired under the stream and offtake agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in the first quarter of 2020 is mainly the result of sale of the Brucejack offtake on September 15, 2019.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease is due to the mix of sales in 2020 compared to 2019 as well as the impact of impairment on the royalty, stream and offtake interests recognized in 2019.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

(d) The breakdown of gross profit per nature of interest is as follows (in thousands of dollars):

	Three months ended March 31,
	2020	2019
	$	$

Royalty interests
Revenues	25,804	23,445
Cost of sales	(168)	(101)
Cash margin	25,636	23,344

Depletion	(6,505)	(5,866)
Gross profit	19,131	17,478

Stream interests
Revenues	12,030	10,055
Cost of sales	(3,193)	(3,493)
Cash margin	8,837	6,562

Depletion	(6,918)	(5,828)
Gross profit	1,919	734

Royalty and stream interests Cash margin	34,473	29,906
	91.1%	89.3%

Offtake interests
Revenues	14,771	67,226
Cost of sales	(13,922)	(66,510)
Cash margin	849	716
	5.7%	1.1%

Depletion	(277)	(682)
Gross profit	572	34

Total - Gross profit	21,622	18,246

(e) G&A increased slightly to $6.3 million in the first quarter of 2020 compared to $5.9 million in the first quarter of 2019.

(f) Business development expenses decreased to $1.1 million in the first quarter of 2020 compared to $1.7 million in the first quarter of 2019, mainly as a result of a lower 2019 bonus, which was paid in 2020, lower professional fees and the departure of an officer at the end of 2019.

(g) During the first quarter of 2020, the Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream. The impairment charge is explained in the Impairment of assets section of this MD&A.

During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on its Renard diamond stream.

(h) Other expenses, net, of $4.5 million in the first quarter of 2020 include finance costs of $6.9 million, a share of loss of associates of $1.7 million, partially offset by a foreign exchange gain of $2.3 million, interest income of $1.2 million and a net gain on investment of $0.6 million.

Other expenses, net, of $7.5 million in the first quarter of 2019 include finance costs of $5.7 million, a share of loss of associates of $1.8 million and a foreign exchange loss of $1.1 million, partially offset by interest income of $1.2 million.

(i) The effective income tax rate for the first quarter of 2020 is 20.0% compared to 25.9% in the first quarter of 2019. The statutory rate is 26.5% in 2020 and 26.6% in 2019. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.2 million were paid in the first quarters of 2020 and 2019.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Liquidity and Capital Resources

As at March 31, 2020, the Company's cash position amounted to $158.3 million compared to $108.2 million as at December 31, 2019. Significant variations in the liquidity and capital resources in 2019 are explained below under the Cash Flows section.

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million with Investissement Québec. The net proceeds from the private placement will be used for general working capital purposes. The common shares issued under the private placement are subject to a four-month hold period from the date of issuance.

The Company has a revolving credit facility (the "Facility") of $400.0 million with a maturity date of November 14, 2023. The Facility has an additional uncommitted accordion of up to $100.0 million for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests). In March 2020, the Company drew US$50 million on its credit facility to increase its liquidities in light of the uncertainties created by the COVID-19 pandemic. As at March 31, 2020, the unused portion of the credit facility, excluding the $100.0 million accordion, was $307.8 million.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,
	2020	2019
	$	$
Cash flows
Operations	27,934	22,621
Working capital items	(4,134)	2,129
Operating activities	23,800	24,750
Investing activities	(38,648)	(46,394)
Financing activities	60,367	(42,690)
Effects of exchange rate changes on cash and cash equivalents	4,583	(1,434)
Increase (decrease) in cash	50,102	(65,768)
Cash - beginning of period	108,223	174,265
Cash - end of period	158,325	108,497

Operating Activities

Cash flows provided by operating activities in the first quarter of 2020 amounted to $23.8 million compared to $24.8 million in the first quarter of 2019.  The decrease is mainly due to a negative impact of the non-cash working capital items (payment of severance accrued in 2019 and a delay in collecting the sales taxes from the governmental authorities). Before changes in non-cash working capital items, cash flows from operations increased to $27.9 million from $22.6 million, mainly as a result of a higher cash margin.

Investing Activities

Cash flows used in investing activities amounted to $38.6 million in the first quarter of 2020 compared to $46.4 million in the first quarter of 2019.

In the first quarter of 2020, Osisko invested $15.6 million to acquire investments and $7.5 million to acquire royalties. Investments in mining interests, plant and equipment and exploration and evaluation assets were $14.9 million, mainly on the Cariboo gold property.

In the first quarter of 2019, Osisko invested $28.0 million in acquisitions of royalty and stream interests, including the last payments totalling $19.6 million on the Dublin Gulch property NSR royalty (hosting the Eagle Gold project which was in construction at that time) and a net payment of $5.0 million on the Falco Silver Stream. The Company also disbursed $13.1 million in short-term investments, including a $10.0 million loan to Falco, and $5.8 million in investments. Proceeds on disposal of investments generated $0.4 million during the first quarter of 2019.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Financing Activities

In the first quarter of 2020, cash flows provided by financing activities amounted to $60.4 million compared to cash used of $42.7 million in the first quarter of 2019.

In the first quarter of 2020, Osisko drew its revolving credit facility by US$50.0 million ($71.7 million) to increase its liquidities in light of the uncertainties created by the COVID-19 pandemic. The Company paid dividends of $7.5 million to its shareholders and invested $3.0 million under its NCIB program.

During the first quarter of 2019, Osisko repaid the remaining balance of $30.0 million on its revolving credit facility, paid $11.9 million under the 2018 NCIB program and $6.3 million in dividends to its shareholders. The exercise of share options generated $5.6 million and the employee share purchase plan generated $0.1 million.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs	18,159	20,479	18,123	19,651	19,753	20,005	20,006	20,506
Cash and cash equivalents	158,325	108,223	123,702	83,589	108,497	174,265	137,188	188,631
Short-term investments	21,228	20,704	25,844	16,165	13,119	10,000	10,000	1,000
Working capital	117,090	112,494	150,845	89,668	107,328	174,596	281,858	180,605
Total assets	2,016,189	1,947,253	1,948,355	2,042,960	2,160,816	2,234,646	2,441,668	2,458,641
Total long-term debt	423,499	349,042	347,638	326,050	324,355	352,769	419,680	419,228
Equity	1,492,346	1,493,446	1,506,287	1,534,872	1,727,396	1,771,595	1,868,196	1,884,101
Revenues	52,605	51,032	109,235	131,606	100,726	115,337	111,702	137,819
Net cash flows from operating activities	23,800	17,204	28,294	21,350	24,750	18,559	20,636	19,660
Impairment of assets, net of income taxes	(19,300)	(148,600)	(58,952)	-	(28,600)	(123,655)	-	-
Net earnings (loss)	(13,318)	(155,175)	(45,924)	(6,547)	(26,549)	(113,882)	5,474	511
Basic and diluted net earnings (loss) per share	(0.09)	(1.04)	(0.32)	(0.04)	(0.17)	(0.73)	0.04	-
Weighted average shares outstanding (000's)
- Basic	155,374	149,912	144,446	154,988	155,059	156,336	156,252	156,232
- Diluted	155,374	149,912	144,446	154,988	155,059	156,336	156,263	156,257
Share price - TSX - closing	10.50	12.62	12.31	13.65	15.01	11.97	9.80	12.45
Share price - NYSE - closing	7.44	9.71	9.30	10.44	11.24	8.78	7.59	9.47
Warrant price - TSX - closing
OR.WT	0.16	0.25	0.445	0.51	0.80	0.37	0.70	1.06
OR.WT.A(2)	n/a	n/a	n/a	n/a	n/a	0.01	0.10	0.39
Debenture price - TSX - closing(3)
OR.DB	94.75	101.08	101.75	102.90	103.00	98.99	99.00	100.25
Price of gold (average US$)	1,583	1,481	1,485	1,309	1,304	1,226	1,213	1,306
Closing exchange rate(4) (US$/Can$)	1.4187	1.2988	1.3243	1.3087	1.3363	1.3642	1.2945	1.3168

(1) Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.

(2) The warrants expired unexercised on February 26, 2019.

(3) Osisko 4% convertible debentures began trading on November 3, 2017 by tranche of nominal value of $100.00.

(4) Bank of Canada Daily Rate.

During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes)

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares from Orion for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

During the second quarter of 2019, the Company repurchased 7,319,499 of its common shares from Orion for $103.2 million, paid in cash (from the sale of all of the common shares held by Osisko in Dalradian) and in the form of the transfer of investments in associates and other investments.

During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream and fully reimbursed the outstanding amount of $30.0 million under its revolving credit facility.

During the fourth quarter of 2018, Osisko received the payment of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase by December 31, 2018 OBL's interest in the Brucejack gold and silver stream. The Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes) including $148.5 million on the Éléonore NSR royalty ($109.1 million, net of income taxes) and reimbursed $71.7 million on its credit facility.

During the second quarter of 2018, Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property, of which a first $48.0 million was paid in the second quarter and $14.7 million in the third quarter, and acquired common shares of Victoria for $50.0 million.

Outlook

On March 23, 2020, given the uncertainties with respect to future developments related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak, and impacts on mining operations, Osisko announced the withdrawal of its 2020 production guidance until further notice. The Company will continue to monitor the situation closely and expects its results for the second quarter of 2020 to be negatively affected by the impacts of the COVID-19 pandemic on several mining activities on which it holds a royalty, stream or other interest.

Corporate Update

On December 4, 2019, the Company announced that Mr. Bryan A. Coates was stepping down as President of the Company and Mr. Sandeep Singh was appointed President of the Company, effective December 31, 2019. The Company also announced that Ms. Elif Lévesque, Chief Financial Officer and Vice President, Finance of Osisko, had decided to leave the Company by the end of February 2020 to pursue other opportunities.

On February 11, 2020, the Company announced that the board of directors has appointed Mr. Frédéric Ruel as Chief Financial Officer and Vice President, Finance, Mr. Iain Farmer as Vice President, Corporate Development and Mr. Benoit Brunet as Vice President, Business Strategy, effective February 20, 2020.

On February 19, 2020, Osisko announced the appointment of Mr. Murray John to its Board of Directors. Mr. John currently serves as a director of O3 Mining and has been a director of Osisko Mining from August 2015 to June 2018. Prior to his retirement in December 2015, Mr. John was the President and Chief Executive Officer of Dundee Resources Limited, a private resource-focused investment company, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc. Mr. John was also the former President and Chief Executive Officer of Corona Gold Corporation and Ryan Gold Corporation up to 2015. He has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

On April 6, 2020, the Company announced that the Hon. John Baird has been appointed to its Board of Directors. Mr. Baird was a Member of Parliament for three terms, serving with distinction in a number of senior cabinet portfolios. He served as Canada's Foreign Affairs Minister for four years. Prior to his service in Ottawa, he was Member of Provincial Parliament in Ontario for ten years, where he served in senior cabinet portfolios including as Minister of Energy and Minister of Community and Social Services. He is a director of Canadian Pacific, Canfor, FWD Group and PineBridge Investments, and is an advisor to Hatch, Barrick Gold, Bennett Jones LLP and the Eurasia Group.

Annual General Meeting

Due to public health concerns regarding the COVID-19 pandemic and to support the health and well-being of the Company's shareholders, employees, families and others who usually attend the annual meeting of shareholders, Osisko has changed the format to a virtual only meeting (the "Annual Meeting"). The Company has also set new dates for the Annual Meeting and record date.  Accordingly, shareholders of record as of the close of business on May 13, 2020, will be entitled to participate and vote at the Annual Meeting, which is now scheduled to take place on June 22, 2020.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment (other than right-of-use assets), and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020

Royalties	24,499	75	14	1,216	-	25,804
Streams	5,117	4,455	524	-	1,934	12,030
Offtakes	14,771	-	-	-	-	14,771

	44,387	4,530	538	1,216	1,934	52,605

2019

Royalties	22,661	69	11	704	-	23,445
Streams	5,450	2,274	474	-	1,857	10,055
Offtakes	67,226	-	-	-	-	67,226

	95,337	2,343	485	704	1,857	100,726

(i) 67% of revenues from North America were generated from Canada and the United States for the three months ended March 31, 2020 (92% for the three months ended March 31, 2019).

For the three months ended March 31, 2020, one royalty interest generated revenues of $15.3 million ($14.4 million for the three months ended March 31, 2019), which (excluding revenues generated from the offtake interests) represented 41% of revenues (43% of revenues for the three months ended March 31, 2019).

For the three months ended March 31, 2020, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (86% and 11% excluding offtakes, respectively). For the three months ended March 31, 2019, revenues generated from precious metals and diamonds represented 95% and 5% of revenues, respectively (84% and 14% excluding offtakes, respectively).

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at March 31, 2020 and December 31, 2019, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2020

Royalties	569,716	32,034	9,951	9,780	-	15,215	636,696
Streams	171,373	212,933	2,381	-	31,637	63,776	482,100
Offtakes	7,015	-	9,047	-	5,254	-	21,317

	748,104	244,967	21,379	9,780	36,891	78,991	1,140,113

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

(i) 96% of net interests from North America are located in Canada and the United States as at March 31, 2020 and December 31, 2019.

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are almost exclusively located in Canada, and are detailed as follow as at March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019 (in thousands of dollars):

	March 31, 2020	December 31, 2019
	$	$
Net assets

Mining interests, plant and equipment	348,445	333,778
Exploration and evaluation assets	43,065	42,949
	391,510	376,727

	Three months ended March 31,
	2020	2019
	$	$
Expenses
Exploration and evaluation	42	33

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Related Party Transactions

During the three months ended March 31, 2020 and 2019, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and access to offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of loss (in thousands of dollars):

	2020	2019
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	291	197
Business development expenses	428	535
Total amounts invoiced to associates	719	732

An amount of $1.3 million (including sales taxes) is receivable from associates and included in amounts receivable as at March 31, 2020 ($0.5 million as at December 31, 2019).

During the three months ended March 31, 2020, interest revenues of $0.6 million ($0.2 million as at March 31, 2019) were accounted for with regards to notes receivable from associates. As at March 31, 2020, interests receivable from associates of $1.5 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans and notes receivable from associates amounted to $31.1 million as at March 31, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

Contractual Obligations and Commitments

Investments in royalty and stream interests

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project	US$10.0 million	Positive construction decision.
	(gold stream)	US$30.0 million	First drawdown on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(8)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(8)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	75%		30% spot price (max $600)	$4		Life of mine	March 2015
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream(5)			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(6)		100%			$5		40 years	November 2015
Gibraltar stream(7)		75%			nil		Life of mine	March 2018 Amended April 2020

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) The stream term shall be automatically extended beyond the initial term for successive 10-year periods.

(6) The stream term shall be automatically extended beyond initial term for successive 10-year periods.  3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) Under the silver stream, transfer payments were totaling US$2.75 per ounce of silver delivered up to April 24, 2020 and nil thereafter following an amendment to the silver stream agreement in April 2020. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(8) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements.

Outstanding Share Data

As of May 12, 2020, 165,050,339 common shares were issued and outstanding. A total of 4,651,770 share options and 5,480,000 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Investissement Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Subsequent Events to March 31, 2020

Private Placement with Investissement Québec

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million with Investissement Québec. The net proceeds from the private placement will be used for general working capital purposes. The common shares issued under the private placement are subject to a four-month hold period from the date of issuance.

Gibraltar Silver Stream Amendment

On April 29, 2020, the Company announced an amendment to its silver stream with respect to the Gibraltar copper mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko. Osisko and Taseko have amended the silver stream by reducing the price paid by Osisko for each ounce of refined silver from US$2.75 to nil in exchange for cash consideration of $8.5 million to Taseko.

Dividends

On May 12, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 15, 2020 to shareholders of record as of the close of business on June 30, 2020.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and the additional risk below.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP. In response to the COVID-19 pandemic, the Company asked its employees to work from home. This change requires certain controls and procedures that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, DCP.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the ICFR. In response to the COVID-19 pandemic, the Company asked its employees to work from home. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2019 and in the unaudited interim consolidated financial statements for the three months ended March 31, 2020, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2019 and in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

"Adjusted earnings" is defined as "Net loss" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Impairment on financial assets and investments in associates", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended March 31,
	2020	2019

(in thousands of dollars, except per share amounts)	$	$

Net loss	(13,318)	(26,549)

Adjustments:
Impairment of assets	26,300	38,900
Foreign exchange loss (gain)	(2,101)	1,159
Unrealized loss (gain) on investments	(1,535)	35
Share of loss of associates	1,716	1,762
Deferred income tax recovery	(3,515)	(9,482)

Adjusted earnings	7,547	5,825

Weighted average number of common shares outstanding (000's)	155,374	155,059

Adjusted earnings per basic share	0.05	0.04

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2020, the realization of the anticipated benefits deriving from Osisko's investments and transactions, and Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen Sean Roosen Chair and Chief Executive Officer May 12, 2020	(Signed) Frédéric Ruel Frédéric Ruel Vice President, Finance and Chief Financial Officer

Osisko Gold Royalties Ltd 2020 - First Quarter Report	Management's Discussion and Analysis

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Sandeep Singh, President
The Hon. John R. Baird	Benoit Brunet, Vice President, Business Strategy
Françoise Bertrand	Iain Farmer, Vice President, Corporate Development
John F. Burzynski	André Le Bel, Vice President, Legal Affairs and
Christopher C. Curfman	Corporate Secretary
William Murray John	Luc Lessard, Senior Vice President, Technical Services
Pierre Labbé Charles E. Page	Frédéric Ruel, Vice President, Finance and Chief Financial Officer
François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Warrants:  OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures:   OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:               OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.